Contact

www.linkedin.com/in/petenewell
(LinkedIn)

Top Skills

Defense

Government

Army

Certifications

Innovation Project Leaders Course
Graduate

Innovation Navigator

Publications

Preparing the Strategic Sergeant
for War in a Flat World: Challenges
in the Application of Ethics and the
Rules of Engagement (ROE) in Joint/
Multinational/Multicultural Operations

Lessons from the Edge

Peter Newell

Founder/CEO @BMNT | Transitioning Capabilities - Transforming
Organizations
Austin, Texas, United States

Summary

@BMNT @H4X® @Hacking4Defense changing the way mission-
driven organizations solve the world's toughest problems.

_____

Experience

BMNT
CEO
June 2013 - Present (10 years 10 months)
Palo Alto, CA and Washington DC

@BMNT an innovation consultancy and early stage tech accelerator that is
changing the way the world solves hard problems

Tenfold Ranch & Merus Adventure
Partner / Investor
July 2023 - Present (9 months)
Claude, Texas, United States

Tenfold Ranch is home to MERUS Adventure™. Texas' premier adventure
park located in the second-largest canyon in North America; Palo Duro
Canyon. The 5500 acre Tenfold Ranch balances the need to conserve open
space for future generations with the spirit of adventure a rising generation
wants to capture.

We offer world-class off-roading, overlanding, camping, hiking, caving, all in a
family-friendly environment. No crowds, no lines...just adventure!

The Common Mission Project
Co-Founder & Board Director
January 2016 - Present (8 years 3 months)

US Army
Honorary Colonel, 2nd Infantry Regiment
February 2020 - Present (4 years 2 months)

KZSU Stanford Radio 90.1FM
Co-host of the Innovators Radio Show and Podcast
June 2019 - May 2021 (2 years)
Stanford University

Sharing the triumphs, tragedies and personal stories of #mission driven
entrepreneurs https://anchor.fm/bmnt

HyTrust
Member, Federal Advisory Board
November 2015 - May 2021 (5 years 7 months)
Mountain View, CA

Solace Power Inc.
Member Board of Directors
2013 - April 2019 (6 years)
Saint Johns Bay, Newfoundland

National Defense University
Visiting Senior Research Fellow, Center for Technology and National
Security Policy (CTNSP)
November 2015 - October 2017 (2 years)
Fort McNair, Washington DC

US Army
32 years 6 months

Director, US Army Rapid Equipping Force
July 2010 - May 2013 (2 years 11 months)

Director of an organization charged with the responsibility to understand
emerging problems and then rapidly finding, integrating and employing
solutions to those problems. Developed through education, out-reach
and partnering a unique understanding of how to bring DoD, Industry and
Academia together to help deliver innovative solutions into the hands of
Soldiers. In doing so, led and professionalized a small, highly agile team of
operators, acquisition specialists, scientists and engineers to become the
Army's pre-eminent innovation incubator
• Managed a portfolio of over 130 programs valued at $437 million
• Established cross-domain partnerships with innovative organizations within
the government, industry and academia and led the purpose driven investment
of $1.4 billion over a three-year period.

• Established the strategy and led the development of the Army's $100M effort to employ renewable energy and smart power management in austere locations
• Developed and led a strategic communications plan highlighting REF's partnerships, capabilities and effectiveness to senior DoD, Army and Congressional leaders that resulted in a 40% increase in REF's annual Congressional budget in FY13 and insured REF would transition to be a permanent organization in the Army.

Military Service
December 1980 - April 2013 (32 years 5 months)

With 32 years in uniform, served as both an enlisted National Guardsman and as an active duty officer. Served in, led, and commanded Infantry units at the platoon through brigade level, while performing special operations, combat, and peace support operations in Panama, Kosovo, Egypt, Kuwait, Iraq and Afghanistan.
• Led a 3800-man Army Brigade that expanded into a 5000+ man joint, interagency team deployed to southern Iraq in 2009/2010 with the responsibility of supporting three Iraqi Provincial Governments, their security forces and their judicial institutions as they transitioned to a final form of Iraqi lead governance. Recognized by the Ambassador to Iraq for our significant impact on future civil capacity operations in Iraq. Managed reconstruction efforts valued at over $130 million while also providing installation leadership and life-support to 19 separate bases in Southern Iraq; home to over 14,000 Soldiers and civilians
• Led a 900-man task force in Iraq in 2004/2005 charged with establishing security and supporting infantile Iraqi governance and security organizations. Hired, trained, equipped and led an 800-man Iraqi Army Battalion and in the process established one of the first training centers for Iraqi Army and Police forces. Established Iraq's first Provincial Coordination Centers; centers designed to help Iraq security and governance officials coordinate their security and policing operations
• Served as the Senior Emergency Actions Officer in the National Military Command Center in the Pentagon on 9-11, responsible for maintaining the National Command Authorities' communications and situational awareness of the response to the attack.

Education

Joint Advanced Warfighter School, National Defense University

MS, Joint Campaign Planning and Strategy · (2007 - 2008)

Massachusetts Institute of Technology - Sloan School of Management

Advanced Certificate for Executives, Management, Innovation and Technology · (2011 - 2012)

Stanford University Graduate School of Business

Customer Focused Innovation · (2012 - 2012)

US Army War College Senior Leader Seminar

· (2011 - 2011)

US Army Command and General Staff College

MS, Operations and Training · (1996 - 1997)